DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Christopher R. Stambaugh
christopher.stambaugh@dlapiper.com
T 919.786.2040
F 919.786.2240

April 20, 2011

VIA EDGAR

Ms. Sonia G. Barros

Special Counsel

Securities & Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	KBS Strategic Opportunity REIT, Inc.

Post-Effective Amendment No. 6 to Form S-11

Filed April 6, 2011

File No. 333-156633

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 11, 2011

File No. 333-156633

Dear Ms. Barros:

On behalf of our client, KBS Strategic Opportunity REIT, Inc. (the “Company”), we are writing to address the comment letter from the staff of the Commission’s Division of Corporation Finance to Keith D. Hall, Chief Executive Officer of the Company, dated April 14, 2011, regarding the above-referenced filings. For your convenience, we have reproduced the comments below, along with our responses.

The Company will file a pre-effective amendment to Post-Effective Amendment No. 6 to make the changes described below. In addition, the Company will add the following language to the Plan of Distribution section of its prospectus: “Our board of directors may adjust the offering price of the primary offering shares during the course of the public offering. Any adjustment to the offering price of less than 20% would be effected by a supplement to this prospectus. A larger adjustment could only be effected by means of a post-effective amendment.” As it has always been true that the issuer could change the offering price by means of a post-effective amendment, we do not believe the ability to change the price by means of a supplement in some circumstances to be a material change to the plan of distribution. If, for any reason, the staff disagrees with our conclusion with respect to the immateriality of this change, the Company will not include this language in the pre-effective amendment.

General

1.	We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2010. We further note that in your certifications, you did not include the phrase in paragraph 4: “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))…” Please amend your Form 10-K to provide the correct certifications. Please refer to Regulation S-K, Compliance and Disclosure Interpretation Question 246.13, which can be found on our website, for guidance.

Response: The Company filed a Form 10-K/A on April 19, 2011 in order to provide the correct certifications.

Ms. Sonia Barros

April 20, 2011

Page Two

Supplement No. 2 dated April 6, 2011

General

2.	Please include disclosure on capitalization rates for your recent property acquisitions, including a clear description of how you calculated disclosed capitalization rates.

Response: We acknowledge that the Company has not included the projected capitalization (or cap) rate for any of its real properties. Cap rates represent the expected income yield of an income producing property expressed as a percentage of the net operating income of a property divided by the purchase price (or fair value) of the property. The Company believes that use of a cap rate to assess an investment’s impact on the Company’s operations or its ability to pay a distribution may be appropriate when a property is operating on a stabilized basis with longer-term leases and predictable rent increases. In the case of the Village Overlook Buildings, this investment is not stabilized (59% occupied as of December 31, 2010) and leases on 94% of the occupied space expire within the next 12 months. As a result of this near-term uncertainty regarding operating income, there is also significant uncertainty in the projected cap rate. Therefore, the Company believes that providing a cap rate for the Village Overlook Buildings would not be reliable or meaningful as an operating measure, and may be misleading. Further, the Company does not believe providing a cap rate for the Village Overlook Buildings would provide reliable or meaningful information regarding the Company’s ability to pay a distribution.

For the same reasons, the Company does not believe a cap rate for the Academy Point Atrium I property (which is currently vacant) or the Northridge Center I & II property (currently 49% occupied) would be reliable or meaningful.

The Company acknowledges that investments in non-performing real estate assets involve additional risk due to the additional uncertainty regarding their future performance, as compared with performing real estate assets. Investors should be, and are, apprised of this risk through the disclosure contained in the Company’s prospectus. In this regard, we note the following risk factor contained on page 42 of the EDGAR version of the base prospectus:

Investments in non-performing real estate assets involve greater risks than investments in stabilized, performing assets and make our future performance more difficult to predict.

Traditional performance metrics of real estate assets are generally not meaningful for non-performing real estate assets. Non-performing properties, for example, do not have stabilized occupancy rates to provide a useful measure of revenue. Similarly, non-performing loans do not have a consistent stream of loan servicing or interest payments to provide a useful measure of revenue. In addition, for non-performing loans, often there is no expectation that the face amount of the note will be paid in full. Appraisals may provide a sense of the value of the investment, but any appraisal of the property or underlying property will be based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property. Further, an appraisal of a non-stabilized property, in particular, involves a high degree of subjectivity due to high vacancy levels and uncertainties with respect to future market rental rates and timing of lease-up and stabilization. Accordingly, different assumptions may materially change the appraised value of the property. In addition, the value of the property will change over time.

In addition, we may pursue more than one strategy to create value in a non-performing real estate investment. With respect to a property, these strategies may include development, redevelopment, or lease-up of such property. With respect to a loan, these strategies may include

Ms. Sonia Barros

April 20, 2011

Page Three

negotiating with the borrower for a reduced payoff, restructuring the terms of the loan or enforcing our rights as lender under the loan and foreclosing on the collateral securing the loan.

The factors described above make it challenging to evaluate non-performing investments. As of March 25, 2011, all of our real estate-related investments are non-performing real estate assets.

Furthermore, we note that cap rates are not expressly required to be included in a registration statement on Form S-11. While we acknowledge Rule 408 of the Securities Act, which provides that “in addition to the information expressly required to be included in a registration statement, there shall be added such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading,” the Company does not believe that cap rates are necessary to make any of the information required by Form S-11 and contained in the Company’s registration statement, in the light of the circumstances under which they are made, not misleading.

Real Estate-Related, page 1

3.	We note that the purchase price-to-appraised value is a ratio in which numerous assumptions are made. Please expand your disclosure to discuss in more detail the assumptions that were made with respect to each of your real estate-related investments.

Response: The Company submits that all appraisals, whether on performing properties or non-performing properties, are subject to assumptions and uncertainties, and cannot be considered a reliable measure of value. It is for this reason that the Company has stated that appraisals are based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property.

In furtherance of its view that appraisals are not a reliable measure of value, the Company notes it has foreclosed on two properties, and for each one, the fair value of the assets recorded upon foreclosure was the amount the Company paid for the non-performing loan, which in each case was substantially less than the appraised value.

The Company believes that, while purchase price-to-appraised value for its non-performing mortgage loans may be of some use to investors as an independent estimate of the value of the underlying property, the figures are not material to an understanding of these investments. In fact, the Company would prefer to remove these figures entirely, if the staff permitted this change.

Even if the staff believes that purchase price-to-appraised value is important information, the Company submits that the specific assumptions and judgments made in the appraisals are not important. The properties were appraised on an as-is basis, and the Company would be willing to revise its disclosure to clarify this point. In the Company’s view, there is nothing unique or noteworthy about the assumptions made in the appraisals and nothing that makes them particularly unreliable; rather, appraisals should never be considered a reliable measure of value, in the Company’s view.

Furthermore, we note that the Company is clear about the risk involved in these investments. In the loan summary table on page 1 of the EDGAR version of Supplement No. 2 and in the disclosure regarding the

Ms. Sonia Barros

April 20, 2011

Page Four

Iron Point Business Park First Mortgage on page 3 of the EDGAR version of Supplement No. 2, the Company clearly discloses that these loans are non-performing. In addition, the Company has included the risk factor shown in the response to comment 3 above to inform investors about the uncertainties involved in non-performing real estate investments.

Finally, we note that appraisals (and loan-to-value or purchase price-to-value ratios) are not expressly required to be included in a registration statement on Form S-11. Similar to its position with regard to cap rates described in comment 3 above, the Company does not believe Rule 408 of the Securities Act requires such disclosure in this case because it does not believe that appraisals (and loan-to-value or purchase price-to-value ratios) are necessary to make any of the information required by Form S-11 and contained in the Company’s registration statement, in the light of the circumstances under which they are made, not misleading.

Real Estate Investments, page 2

4.	We note that you disclose the average annualized base rent per square foot your properties. Based on the definition provided, it does not appear that such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculations, please expand your disclosure to quantify how concessions would impact the calculations.

Response: As shown below, the Company will clarify footnote 2 in its real property table to state that the annualized base rent does take into consideration any tenant concessions. The Company will file a pre-effective amendment to Post-Effective Amendment No. 6 to make this change.

(2) Annualized base rent represents annualized contractual base rental income as of December 31, 2010, adjusted to straight-line any contractual tenant concessions, rent increases ~~or~~and rent decreases from the lease’s inception through the balance of the lease term.

Very truly yours,

DLA Piper LLP (US)

/s/ Christopher R. Stambaugh

Christopher R. Stambaugh